UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2026

Rebecca Fondell
Senior Vice President, Chief Accounting Officer
Driven Brands Holdings Inc.
440 South Church Street, Suite 700
Charlotte, North Carolina 28202

Re: Driven Brands Holdings Inc.
Form 10-K for Fiscal Year Ended December 28, 2024
File No. 001-39898

Dear Rebecca Fondell:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services